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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

WASH, D.C.

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SEC FILE NUMBER
8-69793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevate Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Ave
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd. (Address) Miami (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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OATH OR AFFIRMATION

I, Jennifer Vazquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevate Capital LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Fla, County of Dade.
On this 26 day of February 2018 before me, the undersigned notary public, personally appeared Jennifer Vazquez proved to me through satisfactory evidence of identification, which were personally known, to be the person whose name is signed on the preceding or attached document who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief.

Notary Public

My Commission Expires 10/28/2018

Signature

CEO
Title

Notary Public

REBECCA MALKA
MY COMMISSION # FF 246118
EXPIRES: October 28, 2019
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Elevate Capital, LLC
Financial Statements
December 31, 2017

Elevate Capital, LLC
Table of Contents
December 31, 2017

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Elevate Capital, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elevate Capital, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Elevate Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elevate Capital, LLC's management. Our responsibility is to express an opinion on Elevate Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elevate Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Elevate Capital, LLC's financial statements. The supplemental information is the responsibility of Elevate Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

This is our first year as auditors for Elevate Capital, LLC

Miami, Florida

February 26, 2018

Elevate Capital, LLC
Statement of Financial Condition
December 31, 2017

ASSETS		
ASSETS		
Cash and cash equivalents	$	146,211
Accounts receivable		45,000
Prepaid expense		5,358
Other assets		1,030
TOTAL ASSETS	**$**	**197,599**
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	45,386
TOTAL LIABILITIES		45,386
MEMBERS' EQUITY:		
Members' Equity		152,213
TOTAL MEMBERS' EQUITY		152,213
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**197,599**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Operations
For the Year Ended December 31, 2017

REVENUES:	
Private Placement Fees	$ 270,000
TOTAL REVENUES	270,000
EXPENSES:	
Compensation and related expenses	5,000
Occupancy	4,527
Professional fees	155,757
Communications	4,366
Regulatory fees	2,131
Dues and subscriptions	405
Other operating expenses	1,489
TOTAL EXPENSES	173,675
NET INCOME	**$ 96,325**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

		Members' Equity
Balance January 1, 2017	$	55,888
Net income		96,325
Balance December 31, 2017	**$**	**152,213**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 96,325
Changes in operating assets and liabilities:	
Increase in accounts receivable	(45,000)
Increase in prepaid expenses	(5,358)
Increase in other assets	(1,030)
Increase in accounts payable and accrued expenses	45,386
TOTAL ADJUSTMENTS	(6,002)
NET CASH PROVIDED BY OPERATING ACTIVITIES	90,323
NET INCREASE IN CASH AND CASH EQUIVALENTS	90,323
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,888
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 146,211**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Elevate Capital, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on August 29, 2017. The Company is indirectly owned by Gonzalo Lopez Jordan and Santiago Steed. The Company's operations consist of Private Placement of securities, including securities issued as part of the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program").

The Company does not hold customer funds or securities and does not owe money or securities to customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2017 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Revenues include placement agent fees for EB-5 related business as Private Placement Fees. The Company recognizes placement agent fee revenue when capital is raised.

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2017, management determined that no allowance for doubtful accounts was needed.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2016 and 2017. There is no interest or penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 26, 2018 which is the date the financial statements were available to be issued.

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a 12 month lease agreement for new office space beginning September 1, 2017 amounting to $4,527 as of December 31, 2017. The remaining commitment under the lease is $8,000.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2017.

Risks and Uncertainties

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities. Such agreements, oftentimes, require a fee, as applicable to be paid to the Company and these fees are billed as and when services are preformed or a fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 the Company had net capital of $100,825 which was $95,152 in excess of its required net capital of $5,673. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1 as of December 31, 2017.

5. RELATED PARTY TRANSACTIONS

On August 30, 2017 the Company entered into an engagement letter to provide private placement services to Orlando Soccer Investors LLC ("OSI"), an entity under common ownership with the Company. Pursuant to the engagement letter, Elevate Capital will use its commercially reasonable efforts to obtain commitments from investors and will also assist OSI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, OSI agreed to pay the Company a placement fee of 9% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in OSI. For the year ended December 31, 2017, Elevate Capital has placed six (6) investors into OSI for which it earned fees of $270,000.

On August 30, 2017, the Company entered into an engagement letter to provide private placement services to Miami Midtown Investors LLC ("MMI"), an entity under common ownership with the Company. MMI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own the Company. Pursuant to the engagement letter, Elevate Capital will use its commercially reasonable efforts to obtain commitments from investors and will also assist MMI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, MMI agreed to pay the Company a placement fee of 8% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in MMI. For the year ended December 31, 2017, Elevate Capital has placed zero (0) investors into MMI for which it earned fees of $0.

On October 31, 2017, the Company entered into a Service provider Agreement with American Regional Center Group LLC ("ARCG), an entity under common ownership with the Company. Pursuant to the Agreement, ARCG shall provide certain due diligence data collection for the Company. In consideration for these services, the Company agreed to pay ARCG a monthly flat fee of $500.00 and an On-going Due Diligence Fee to be determined and agreed upon by the parties, based on the data and information collected and confirmed for that calendar month, provided that such fee shall not exceed $30,000 for each subscription. ARCG and the Company have agreed that the On-going Due Diligence Fee shall equal $20,000 for 2017. For the year ended December 31, 2017, ARCG earned $121,500 of which the Company paid $80,000.

Supplemental Schedule

Elevate Capital, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

CREDITS:	
Member's equity	$ 152,213
DEBITS:	
Accounts receivable	45,000
Prepaid expenses	5,358
Other assets	1,030
TOTAL DEBITS	51,388
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	100,825
NET CAPITAL	100,825
MINIMUM NET CAPITAL REQUIREMENT 12.50% OF AGGREGATE INDEBTEDNESS OF $5,673 OR $5,000, WHICHEVER IS GREATER	5,673
EXCESS NET CAPITAL	**$ 95,152**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	45,386
TOTAL AGGREGATE INDEBTEDNESS	**$ 45,386**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.45 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's amended Form X-17a-5, Part IIA as of December 31, 2017, as filed.

See Independent Registered Accounting Firm's report regarding supplementary information

Elevate Capital, LLC
Schedule II- Statement on Exemption from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2017.

Elevate Capital, LLC
Schedule III- Statement on Exemption Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2017.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which Elevate Capital, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Elevate Capital, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (i) and Elevate Capital, LLC stated that Elevate Capital, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Elevate Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevate Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 26, 2018

Elevate Capital, LLC
Exemption Report

We as members of management of Elevate Capital, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

Elevate Capital, LLC

I, Jennifer Vazquez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________